BION ENVIRONMENTAL TECHNOLOGIES, INC.
                         Box 566/1774 Summitview Way
                          Crestone, Colorado  81131
                                (212) 758-6622



                              September 14, 2009


Ms. Simpson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

     Re:   Bion Environmental Technologies, Inc.
           SAB 99 Response to SEC Comment Letter dated June 30, 2009 File No. 0-19333

Dear Ms. Simpson,

     Per our last discussion, attached find our supplemented SAB 99 Materiality Memo. This has been filed electronically.

     If you have any further questions/comments/requests related to this matter, please contact me.

     Thanks for your efforts.

                                   BION ENVIRONMENTAL TECHNOLOGIES, INC.


                                   /s/ Mark A. Smith
                                   Mark A. Smith




                                  ATTACHMENT


Date:      September 14, 2009

To:        Jon Northrop and Jere Northrop, Board members

Cc:        Michael Filkoski, GHP Horwath P.C.

From:      Mark A. Smith, Chief Executive Officer and Chief Financial Officer

Subject:   Materiality Assessment of Prior Period Error (Updated)

Overview

Pursuant to our discussions, I have documented our analysis of the facts and circumstances related to the accounting of the conversion of the 2006 Series A Notes ("Notes") into restricted common shares of the Company in May 2008 and the materiality of the required adjustment. It documents management's conclusion that the necessary adjustment is immaterial when applying the guidance of Staff Accounting Bulletin No. 99. I have informed the independent auditors that the Board shares this conclusion and the independent auditors also agree.

In connection with a review of the Company's June 30, 2008 financial statements by the Corporate Finance Staff of the Securities and Exchange Commission (the "Staff"), we have had several discussions via written and telephonic communication regarding the accounting for the conversion of the Notes into restricted common shares of the Company. The Staff has informed us that they disagree with the Company's accounting treatment and feel that the conversion of the Notes should be accounted for as an induced conversion pursuant to the guidance in SFAS No. 84 and EITF 02-15. Although I believe that this matter requires professional judgment on which accountants may disagree, I recognize that the Staff's position is reasonable and supported in the accounting literature.

Background

The substance of this transaction is that, on May 31, 2008, the maturity date of the Notes, the Series A note holders ("note holders") each elected to take the cash they were due and about to receive from the Company in repayment of the principal and accrued interest of the Notes, and purchase restricted shares of the Company's common stock on the same terms of a contemporaneous private placement. On May 31, 2008 the Company could (and would) have written checks to the note holders to satisfy the repayment terms of the Notes. The note holders could (and would) have endorsed the checks back to the Company to satisfy the requirements of executed subscription agreements to purchase additional shares of the Company at the fair value of $2 per share, as it was their desire to acquire restricted shares of the Company's common stock on substantially identical terms as the contemporaneous private
placement offered to other investors.   The Company, in an effort to simplify
the transaction for the note holders, did not write the checks as the note holders agreed this would not be necessary. The note holders never requested any additional consideration from the Company, and the Company offered no inducement to the note holders. Therefore, the Company believes that, from the standpoint of appropriate accounting treatment, two separate transactions took place: a) the maturity and settlement of the Notes followed by b) the purchase by the note holders of shares in the Company's restricted common stock. The form in which these distinct transactions were accomplished (as a single net transaction for purposes of ease and simplicity for all the parties) does not change the substance of the two separate cash transactions.

It had been our view that this netted transaction actually represented two distinct transactions, the maturity of the Notes and the simultaneous purchase by the Note holders of restricted common shares of the Company and therefore no inducement accounting was required. However, we did consider EITF 06-6 to determine whether a modification or exchange of the conversion terms applied. The Company accounted for the conversion as a modification and exchange of a debt instruments that affected the fair value of an existing embedded conversion option. As such, the Company determined $42,000 to be the estimated impact under EITF 06-6. This amount was calculated as the difference between the fair value of the embedded conversion option immediately before and after the exchange of the Notes for common shares of the Company. This amount was not material for the year ended June 30, 2008. Our independent auditors concurred with this treatment and did not disagree that the impact was immaterial to our financial statements. The Staff advised us that they viewed this conversion as an inducement and that the difference between the original conversion price of the Notes of $6 per share and the $2 the Notes were converted into should be recognized as expense at
the time of conversion.    Per review of SFAS No. 84 and EITF 02-15, I
believe the Staff's position is reasonable. As a result, the June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009 financial statements are misstated and an assessment needs to be performed to determine the materiality of these prior period errors.

Assessment

SEC Staff Accounting Bulletin No. 99 - Materiality ("SAB 99") is the relevant guidance that needs to be applied to the facts of our situation. SAB 99 states that both quantitative and qualitative factors need to be taken into consideration when assessing materiality. Per SAB 99 "quantifying... the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is 'material' if there is substantial likelihood that a reasonable person would consider it important."

SAB 99 also refers to Statement of Financial Accounting Concepts No. 2 which defined materiality as "the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."

SAB 99 specifically states, "In the context of a misstatement of a financial statement item, while the 'total mix' includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both 'quantitative' and 'qualitative' factors in assessing an item's materiality."

Quantitative Factors

An analysis of the numeric impact of the misstatement to financial statements is as follows:

                                   Three Months  Six Months    Nine Months
                     Year Ended    Ended         Ended         Ended
                     6/30/08       9/30/08       12/31/08      3/31/09
                     ------------  ------------  ------------  ------------
Net loss:
As reported          $  1,778,562  $    930,393  $    136,200  $    954,626
As corrected         $  2,297,944  $    930,393  $    136,200  $    954,626
$ Difference         $    519,382          -             -              -
% of Net loss              29%            0%            0%            0%

Loss per share:
As reported             $ 0.21        $ 0.09        $ 0.01        $ 0.09
As corrected            $ 0.27        $ 0.09        $ 0.01        $ 0.09

Additional paid in
capital:
As reported          $ 73,422,195  $ 73,665,312  $ 73,476,577  $ 74,098,100
As corrected         $ 73,941,577  $ 74,184,694  $ 73,995,959  $ 74,617,482
$ Difference         $    519,382  $    519,382  $    519,382  $    519,382
% of total                < 1%          < 1%          < 1%          < 1%

Accumulated deficit:
As reported          $(74,342,288) $(75,272,681) $(74,478,488) $(75,296,914)
As corrected         $(74,861,670) $(75,792,063) $(74,997,870) $(75,816,296)
$ Difference         $   (519,382) $   (519,382) $   (519,382) $   (519,382)
% of  total               < 1%          < 1%          < 1%          < 1%

Total shareholder
equity:
As reported          $   (920,093) $ (1,607,369) $ (1,001,911) $ (1,198,814)
As corrected         $   (920,093) $ (1,607,369) $ (1,001,911) $ (1,198,814)
$ Difference                 -             -             -             -
% of total                   -             -             -             -

Quantitatively, the error is material to the year ended June 30, 2008; however, see discussion below of qualitative factors indicating that it is not material to a reader. Quantitatively, the amount is clearly not material to the reporting periods subsequent to June 30, 2008. In addition, as the Company filed under Regulation S-B for the year ended June 30, 2008, it was not required to disclose quarterly financial information in its 10-KSB for the fiscal year ended June 30, 2008. As this error relates to the fourth quarter of fiscal 2008, no amounts previously reported related to quarterly financial information for the fiscal year ended June 30, 2008 are affected.

The error had no quantitative impact on the previously issued statements of cash flows or any discussion on liquidity in MD&A as this was a non cash item.

Qualitative Factors

SAB 99 identifies certain qualitative considerations to take into account in assessing the materiality of an error which is not intended to be an exhaustive list:

1.   Is the misstatement subject to precise measurement? -   YES (See
     analysis above.)

2. Does the misstatement mask a change in earnings or other trends? - NO. Since the Company had not yet re-commenced commercial activities and had no revenues during the relevant periods, there was no material change in the Company's 'earnings or other trends'.

3. Does the misstatement hide a failure to meet analyst's expectations? - NO. No analysts follow the Company, its market or its results. Therefore, the misstatement does not 'hide a failure to meet analyst's expectations'.

4. Does the misstatement change a loss into income or vice versa? - NO. The Company continues to record a substantial loss during the relevant periods and, therefore, the misstatement does not 'change a loss into income or vice versa'.

5. Does the misstatement concern a segment or portion of the business playing a significant role in operations-NO. Since the Company had not yet re-commenced sales and/or commercial operations in any segment of its business during the relevant periods, the misstatement does not 'concern a segment or portion of the business playing a significant role in operations'.

6. Does the misstatement affect compliance with regulatory requirements? - NO. As discussed above, the misstatement does not in any way 'affect compliance with regulatory requirements' because the Company is not subject to any substantive regulatory requirements in any jurisdiction (other than the SEC) related in any manner to its financial statements.

7. Does the misstatement affect compliance with loan covenants or contractual requirements? - NO. The misstatement does not 'affect compliance with loan covenants or contractual requirements' as the Company has no 'loan covenants or contractual requirements' which are affected in any manner by the Company's financial statements.

8. Did the misstatement have the effect of increasing management compensation? - NO. The misstatements do not have the effect of 'increasing management compensation' as the subject of the misstatements relates entirely to non-compensation matters.

9. Did the misstatement involve concealment of an unlawful transaction? - NO. The misstatements do not involve 'concealment of an unlawful transaction' or any transaction but rather are limited entirely to questions of non-cash valuation of a portion of a debt conversion transaction which is fully disclosed.

10. Was the misstatement intentional? NO. The misstatement was not 'intentional' but rather the result of a differing interpretation of applicable accounting principles as has been discussed at length in correspondence with the SEC prior to this date.

Conclusion

For September 30, 2008, December 31, 2008 and March 31, 2009, the quantitative amount of the misstatement was not material to those financial statements and there were no qualitative factors present to change this assessment. For June 30, 2008, while the quantitative amount was significant to net loss, the weight of the above discussed qualitative factors leads me to conclude that the misstatement should not be considered material to the
2008 statements.   I do not believe a reasonable person would have formed a
different conclusion regarding the Company if the financial statements had been correctly stated at the time.

My conclusion is based on the following factors. First, the Company has a relatively limited number of shareholders and debt holders and management of the Company believes based upon communications with them, current net losses to date are not the basis for their investment decisions. The shareholders have invested based upon the technology the Company has developed and the business opportunities to be pursued based on the Company's technology including the expectation of future earnings once the technology is deployed. Note that the Company has only begun to commercially deploy its technology during the second half of fiscal year 2009 and the misstatements relate entirely to prior periods before commercial deployment of the Company's
technology.   Second, recording the additional expense in 2008 would not have turned income into a loss, changed any operating trend in the business, or changed the reported cash flows from operations, financing or investing activities. I do not think a reader would have viewed a $2.3 million loss any differently than a $1.8 million loss, particularly due to the fact that the difference is based on a non-cash expense and the Company has a history of losses, a significant portion of which have been the result of non-cash items. Third, the error had no bearing on contractual requirements, loan covenants, expectations, compensation nor did it conceal an unlawful transaction. Fourth, the error was unintentional. Management believed they were properly accounting for the transaction. I do not believe there would be any significant gain to the Company's security holders and/or the investing public following the Company from restating the Company's financial statements for these past periods.

Therefore, I propose that the June 30, 2008 financial statements not be restated due to the qualitative factors of immateriality described above and that the subsequent periods not be restated due to both the quantitative and the qualitative factors of immateriality described above . I propose adding the following language to the applicable footnote in our 10-K for the year ended June 30, 2009 (and substantively similar language in the MD&A):

   "During the fourth quarter of 2009, we determined that the conversion of the 2006 Series A Convertible Promissory Notes during fiscal year 2008 resulted in a non-cash inducement expense of $519,382 that should have been recognized for the year ended June 30, 2008. Management evaluated this matter in the context of Staff Accounting Bulletin
   No. 99 - "Materiality" and determined that the error was not material to previously issued financial statements.'